Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

           INVESCO VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen California Value Municipal Income Trust was held on June 17, 2011. The Meeting on June17, 2011 was held for the following purpose:

(1) Elect four Class III Trustees, three by the holders of Common Shares and one by the holders of the Preferred Shares, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows (Common Shares only):

                                            Votes
Matter                       Votes For     Withheld
----------------------       ----------    --------
(1)   R. Craig Kennedy       19,429,761     955,090
      Jack E. Nelson         19,459,366     925,485
      Colin D. Meadows       19,515,966     868,885

With respect to the election of a Class III Trustee by the holders of Preferred Shares, the Meeting was adjourned until July 19, 2011, in order to solicit further shareholder votes. The Meeting on July 19, 2011 was held for the following purpose:

(1) Elect four Class III Trustees, three by the holders of Common Shares and one by the holders of the Preferred Shares, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows (Preferred Shares only):


                                               Votes
Matter                           Votes For    Withheld
-----------------------------    ---------    --------
(1)    Hugo F. Sonnenschein(P)   2,272        1,053

----------
(P) Election of trustee by preferred shareholders only.